August 8, 2016

Via Edgar

Jan Woo

Branch Chief – Legal

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

MAIL STOP 3720

Re:	MGT Capital Investments, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 11, 2016
File No. 001-32698

Dear Ms. Woo,

MGT Capital Investments, Inc., a Delaware corporation (“MGT” or the “Company”), in connection with its filing of Amendment No. 1 to its Information Statement on Schedule 14C (“Information Statement”), hereby responds to your letter dated July 20, 2016 wherein you requested that the Company provide additional information with respect to the disclosure contained in the Information Statement.

For ease of reference, we have reproduced your comments below, and provided our response thereto immediately following such comments, in italics.

General

1. Please clarify the current role of John McAfee with Future Tense Central, Future Tense Secure Systems, Inc., D-Vasive, Inc., and Demonsaw LLC, and describe Future Tense Central’s current relationship with Future Tense Secure Systems, Inc., D-Vasive, Inc. and Demonsaw LLC. On page 8 of your proxy statement, Mr. McAfee is described as a founder of Future Tense Central, but the extent of his current relationship or control of any of these entities is unclear. Include related party disclosure under Item 404(a) of Regulation S-K and Item 5 of Schedule 14A for Proposals 3 and 7, if required

Response: As requested, we have amended the Information Statement to include additional disclosure regarding the current role of John McAfee with Future Tense Secure Systems, Inc., D-Vasive, Inc., and Demonsaw LLC. Please also note that the reference in the previously filed Information Statement to Future Tense Central was an error as Future Tense Central is the “doing business as” name for Future Tense Secure Systems, Inc. To address this error, we have deleted the reference to Future Tense Central in the Information Statement.

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2. It appears that the issuance of shares under several of your proposals may result in significant dilution of voting power for existing shareholders. Please provide disclosure, where appropriate, of the maximum amount of shares that may be issuable if Proposals 3, 4, and 7 are approved and implemented. Similarly, please provide disclosure of the maximum amount of newly created or available shares authorized if Proposals 5 and 6 are approved and implemented. You may provide this disclosure in tabular format.

Response: The requested disclosure has been included in the Information Statement, in tabular format. This information has been included in the discussion relating to Proposal 3.

Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management, page 15

3. Please revise your beneficial ownership table to include a column to disclose beneficial ownership of shares of common stock on a post-merger basis. Further, please provide the percentage ownership for each beneficial owner. To the extent any of the sellers of the assets of D-Vasive or Demonsaw LLC, or their respective convertible noteholders, will be principal shareholders of John McAfee Global Technologies, Inc., please disclose these beneficial owners on page 18 of Proposal 3

Response: The requested disclosure has been included in the Information Statement, in tabular format. This information has been included in the discussion relating to Proposal 3.

Proposal No. 3: To authorize the issuance of 43,800 shares of common stock… page 17

4. Please provide the management’s discussion and analysis of financial condition and results of operations of D-Vasive, or advise us why it is not required. We refer you to Item 14(c)(2) of Schedule 14A and Item 17(b)(5) of Part 1.C of Form S-4. In light of the 20 million shares to be issued to the former stockholders and noteholders of Demonsaw, please include a discussion of the effect of Demonsaw, if any, on the results of D-Vasive. To the extent that the assets of Demonsaw provided material amounts of revenue or assets, please clarify.

Response: The requested management’s discussion and analysis of financial condiction and results of operations of D-Vasive has been included in the Information Statement. This information has been included in the discussion relating to Proposal 3.

Proposal No. 5: To Authorize and Amendment to the Company’s Restated Certificate… page 26

5. Please revise to clarify whether you have any plans, arrangements, agreements, or agreements in principle to issue the newly authorized shares that will be created or become available under this proposal and if the 1-for-2 reverse stock split in Proposal 6 is implemented beyond the transactions described in Proposals 3, 4 and 7.

Response: The requested disclosure has been included in the Information Statement, in tabular format. This information has been included in the discussion relating to Proposal 5.

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In addition to the foregoing, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above responses sufficiently addresses your comments. However, should you have any additional questions or comments with respect to the foregoing, please contact our counsels, Jay Kaplowitz or Cheryll J. Calaguio of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

Very truly yours,

MGT Capital Investment, Inc.

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Chief Executive Officer

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